                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 11-K

(Mark One)

[X] Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2004

                                       OR

[ ] Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the transition period from ______________ to
         ______________

                          Commission File Number 1-5627

        ITT INDUSTRIES INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES

                              ITT INDUSTRIES, INC.
                   4 WEST RED OAK LANE, WHITE PLAINS, NY 10604

                   ITT INDUSTRIES INVESTMENT AND SAVINGS PLAN
                             FOR SALARIED EMPLOYEES

                                                                                       PAGE
                                                                                       ----
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                             F-1

FINANCIAL STATEMENTS:

     Statement of Net Assets Available for Benefits
                as of December 31, 2004 and 2003                                    F-2

     Statement of Changes in Net Assets Available for Benefits
                For the Year Ended December 31, 2004                                F-3

     Notes to Financial Statements                                                  F-4 - F-10

SUPPLEMENTAL SCHEDULE:

     Form 5500, Schedule H, Line 4i -- Schedule of Assets (Held at End of Year)
                as of December 31, 2004                                             F-11 - F-21

     Exhibit 23 -- Consent of Independent Registered Public Accounting Firm         F-22

Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosures under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

These financial statements have been prepared from the Company's books and records after making all necessary adjustments thereto, and they represent the final statements for the period ended December 31, 2004

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Investment and Savings Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

        ITT INDUSTRIES INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES

BY: /s/ Geovanna Chan
    ----------------------------------------------------------------------------
    (Geovanna Chan, Director Benefits Administration & Financial Reporting)


June 27, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


The Trustees and Participants of
ITT Industries Investment and Savings Plan for Salaried Employees
White Plains, New York


We have audited the accompanying statements of net assets available for benefits of ITT Industries Investment and Savings Plan for Salaried Employees (the "Plan") as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/s/ Deloitte & Touche, LLP

Stamford, Connecticut
June 17, 2005

        ITT INDUSTRIES INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                ($ IN THOUSANDS)

                                                                      December 31
                                                            --------------------------------
                                                                2004                2003
                                                            ------------        ------------
Assets:

Investments                                                 $  1,914,552        $  1,733,725

Receivables:
        Dividends                                                  1,397               1,496
        Interest                                                   2,591               2,596
        Employer Contributions                                       813                 596
        Participant Contributions                                  2,347               1,725
        Unsettled Security Sales                                     597               1,390
                                                            ------------        ------------
                   Total Receivables                               7,745               7,803

Liabilities:

        Accrued Financial Services Expense                           168                  30
        Accrued Administrative Expense                               398                   -
        Unsettled Security Purchases                               6,414                 403
                                                            ------------        ------------
                           Total Liabilities                       6,980                 433

Net Assets Available for Benefits                           $  1,915,317        $  1,741,095
                                                            ============        ============

The accompanying notes to financial statements are an integral part of the above statements.

        ITT INDUSTRIES INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                ($ IN THOUSANDS)

                                                                          Year Ended
                                                                       December 31, 2004
                                                                       -----------------
Additions:

  Additions to Net Assets Attributed to:
    Investment Income:
      Net Appreciation in Fair Value of Investments                    $         141,756
      Dividends                                                                   10,994
      Interest                                                                    28,083
                                                                       -----------------
         Total Investment Income                                                 180,833
  Contributions:
      Participants                                                                60,866
      Employer                                                                    20,862
      Rollovers                                                                   18,483
                                                                       -----------------
         Total Contributions                                                     100,211

Asset Transfers                                                                       71
                                                                       -----------------
         Total Additions                                                         281,115
                                                                       -----------------

Deductions:
  Deductions from Net Assets Attributed to:
      Withdrawals and Distributions                                             (100,531)
      Investment Management Expenses                                              (1,895)
      Administrative Expenses                                                     (4,467)
                                                                       -----------------
         Total Deductions                                                       (106,893)

         Increase in Net Assets                                                  174,222
                                                                       -----------------

Net Assets Available for Benefits:
         Beginning of Year                                                     1,741,095
                                                                       -----------------

         End of Year                                                   $       1,915,317
                                                                       =================

The accompanying notes to financial statements are an integral part of the above statement.

        ITT INDUSTRIES INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES
       NOTES TO FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004 AND 2003, AND
                      FOR THE YEAR ENDED DECEMBER 31, 2004
                                ($ IN THOUSANDS)

1. DESCRIPTION OF THE PLAN

The following description of the ITT Industries Investment and Savings Plan for Salaried Employees (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

GENERAL -- The Plan is a defined contribution plan generally covering all regular salaried U.S. employees of ITT Industries, Inc. (the "Company"). Employees are eligible to join the Plan on the first day of the calendar month following completion of one month of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

CONTRIBUTIONS --

EMPLOYEE -- An eligible employee as defined in the Plan ("Member") may generally elect to contribute 2% to 25% of base salary. A Member (other than a Member subject to Puerto Rico's income tax) may designate his/her savings as Before-Tax Savings, After-Tax Savings, or any combination of the two. Effective January 1, 2002 and as a result of the IRS Non-Discrimination Test results, a participant who is considered a Highly Compensated Employee under the Plan may elect Plan savings up to a maximum of 14% of base pay as either Before-Tax Savings, After-Tax Savings, or any combination subject to the dollar limitation contained in section 402(g) of the Internal Revenue Code (the "Code").

EMPLOYER -- An amount equal to 50% of a Member's first 6% of base salary saved is matched by the Company. In addition, the Company contributes 1/2 of 1% of base salary to the Floor Company Contribution Account, as defined by the Plan, of each eligible Member. All Members have the ability to invest their company contributions in any of the Plan's investment options.

All Company contributions, including the future Company contributions to the Plan, have been deposited into the Employee Stock Ownership account (ESOP). All dividends associated with the Company contribution held in the ITT Industries Stock Fund in the Plan are immediately 100% vested. In addition, Members can make an election regarding the payment of their ESOP dividends. Members can elect to have their ESOP dividends either reinvested in the ITT Industries Stock Fund or paid to them in cash on a quarterly basis.

The Company, or its designee, shall determine the amount of the Minimum Employer Contribution. The Minimum Employer Contribution for each Plan Year shall be deemed to be satisfied as of the date the aggregate amount of Before-Tax Savings Contributions, Matching Company Contributions, and Floor Company Contributions for each Taxable Year equals the amount of the Minimum Employer Contribution for such Plan Year.

INVESTMENT DIRECTION -- A Member may direct employee contributions and Company contributions, in any whole percentage, among any of twelve investment options, and the Member can change his/her future savings and reallocate his/her accumulated investments in 1% increments on a daily basis among the twelve funds. The twelve funds are as follows:

         ITT Industries Stock Fund
         Managed Equity Index Fund
         Stable Value Fund
         Balanced Fund
         Long Term Bond Fund
         Equity Value Fund
         Aggressive Growth Fund
         Global Equity Fund
         Small Cap Equity Fund
         Asset Allocation Fund - Conservative
         Asset Allocation Fund - Moderate
         Asset Allocation Fund - Aggressive

MEMBER ACCOUNTS -- Each Member's account is credited with the Member's Contributions, Company Contributions and an allocation of Plan earnings, net of administrative expenses and investment management fees. Allocations are based on Member account balances, as defined in the Plan document. The benefit to which a Member is entitled is the benefit that can be provided from the Member's vested account.

Plan accounts are valued and reconciled between the trustee and recordkeeper daily. Members can initiate transactions by using the Plan's web site, the automated voice response system, or by speaking to a Plan representative at the ITT Industries Benefits Center.

A Member or Deferred Member may perform a maximum of four fund reallocations or transfers in any calendar month. A reallocation or a transfer shall be defined as a single reallocation or a single transfer, or as a series of reallocations and/or transfers taking place on a single business day.

VESTING -- Members are immediately vested in their contributions and the Company Floor Contributions plus earnings thereon. Member's interests in Matching Company Contributions vest according to the following schedule, except as noted previously with respect to dividends on ESOP shares which are 100% vested:

                                                    Non-forfeitable
Years of Service                                       Percentage
----------------                                    ---------------
Less than 1 year................................            0%
1 but less than 2 years.........................           20%
2 but less than 3 years.........................           40%
3 but less than 4 years.........................           60%
4 but less than 5 years.........................           80%
5 or more years.................................          100%

As of December 31, 2004 and 2003, the cumulative Matching Company Contributions and Floor Company Contributions made on behalf of all Members, including a pro-rata share of investment income, were as follows:

                             2004              2003
                          ----------        ----------
Vested                    $  763,549        $  705,452
Non-vested                     6,072             6,302
                          ----------        ----------
                          $  769,621        $  711,754
                          ==========        ==========

FORFEITURES -- Forfeitures of the non-vested portion of any Member's Matching Company Contributions are applied to reduce future Company Contributions. Forfeitures for the year ended December 31, 2004 were $417.

MEMBER LOANS -- A Member may request a loan in any specified whole dollar amount which must be at least one thousand dollars but which may not exceed the lesser of 50% of the Vested Share, or fifty thousand dollars reduced by the Member's highest outstanding loan balance, if any, during the prior one-year period. The interest rate charged by the Plan is based on the prime rate plus 1%, set at the date of the loan origination, and remains the same throughout the term of the loan. General purpose loan terms range from one to sixty months. If the loan is used in the purchase of a primary residence, the loan term can be for a period of up to one hundred eighty months. Members may have two loans outstanding at the same time. Loans to Members at December 31, 2004 and 2003 were $23,359 and $22,267, respectively.

Effective January 6, 2003, a terminated Member may continue to make periodic repayment on their loans after separation by contacting the Plan's Benefits Center. However, no new loans can be requested after termination of employment.

PAYMENT OF BENEFITS -- On termination of employment (including death, disability, or retirement), a Member or his/her surviving spouse beneficiary may elect to receive a lump-sum amount equal to the value of the Member's vested interest in his/her account paid in cash or as a rollover to another qualified plan or an IRA, or periodic payments under one of two alternative installment options. In either case, a Member or his/her surviving spouse beneficiary whose vested account balance is more than three thousand five hundred dollars (five thousand dollars effective January 1, 2005) may elect to keep his/her account balance in the Plan until the year in which the Member reaches/would have reached age 70 -1/2. Upon the death of a Member, with a non-spouse beneficiary, the distribution must be made within five years from the Member's date of death in the form of a lump sum payment or annual fixed period installments, provided that the number of installments does not extend beyond five years from the date of the Member's death.

Effective January 1, 2003, the Plan was amended to provided that all distributions from the Plan shall comply with the requirements of Section 401(1)(9) of the Internal Revenue Code.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING -- The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

USE OF ESTIMATES -- The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and those changes could materially affect the amounts reported in the financial statements.

INVESTMENT VALUATION AND INCOME RECOGNITION -- The Plan's investments are stated at fair value except for its benefit-responsive investment contract investments which are stated at contract value (Note 6). Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

EXPENSES -- The Plan pays for the administrative expenses of the Plan up to 0.25% of the market value of trust assets. In 2004, these expenses amounted to 0.23% of trust assets. These expenses are limited to services provided by unrelated vendors. The Company pays Plan administrative expenses which are not paid by the Plan. In addition to the administrative expense charge, an investment management fee is charged to each investment fund except for the ITT Industries Stock Fund.

PAYMENT OF BENEFITS -- Benefit payments to Members are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were $117 and $272 at December 31, 2004 and 2003 respectively.

3. INVESTMENTS

The following presents investments that represent 5 percent or more of the Plan's assets:

                                                                                 December 31
                                                                         ----------------------------
                                                                            2004              2003
                                                                         ----------        ----------
*ITT Industries Common Stock, 7,440,879 and 7,833,063 shares
   respectively, at fair value                                           $  628,382        $  581,292

Investment Contract with Monumental Life Insurance Company,
   at contract value                                                     $  187,669        $  186,971

Investment Contract with Caisse des Depots et Consignations,
   at contract value                                                     $  193,597        $  184,094

JP Morgan Index Fund, 8,631,803 and 8,875,652 shares
   respectively, at fair value                                           $  196,028        $  180,412

Investment Contract with Bank of America, at contract value              $  179,353        $  161,442

----------
* Permitted party-in-interest

During 2004, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $141,756, as follows:

Mutual Funds                                      $    35,279
Common Stock                                          106,735
Corporate Bond                                            (15)
U.S. Bonds                                               (344)
U.S. Notes                                                 94
Other Federal Agencies                                      7
                                                  -----------
              Net appreciation                    $   141,756
                                                  ===========

4. PLAN TRUSTEE

State Street Bank and Trust Company served as the Plan's Trustee for the period from January 1, 2004 to December 31, 2004. Fees paid by the Plan for Trustee services provided by State Street Bank and Trust Company amounted to $346 for the year ended December 31, 2004.

5. FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated February 12, 2004 that the Plan and related trust are designed in accordance with applicable sections of the Code. The Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

6. INVESTMENT CONTRACTS WITH INSURANCE AND OTHER FINANCIAL INSTITUTIONS.

The Plan has entered into numerous group annuity contracts with five regulated insurance companies and other financial institutions. These contracts, which are classified as part of the Stable Value Fund, are included in the financial statements at contract value because they are fully benefit responsive. Contract value represents contributions made under the contract, plus earnings and less Plan withdrawals and administrative expenses. The fair value of the investment contracts at December 31, 2004 and 2003 was $622,473 and $617,206, respectively. The aggregate fair value of these contracts was in excess of the book value at December 31, 2004 by approximately $12,220 and $17,958 at December 31, 2003.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield of the investment contracts at December 31, 2004 and for the year ended December 31, 2004 was 4.43% and 4.45% respectively. The crediting interest rate for the investment contracts ranged from 4.30% to 4.52% at December 31, 2004 and from 3.18% to 6.17% at December 31, 2003. The crediting interest rates are based on an agreed-upon formula with the issuers, but cannot be less than zero. The investment contracts have scheduled maturities from March 30, 2006 to May 31, 2018.

7. RELATED PARTY TRANSACTIONS

At December 31, 2004 and 2003, the Plan held 7,440,879 and 7,833,063 shares, respectively, of common stock of ITT Industries, Inc., the sponsoring employer, with a cost basis of $288,205 and $273,028, respectively. During the year ended December 31, 2004, the Plan recorded related dividend income of $5,165.

Certain administrative functions are performed by the officers and employees of the Company (who may also be participants in the Plan) at no cost to the Plan.

These transactions are not deemed prohibited party-in-interest transactions, because they are covered by statutory or administrative exemptions from the Code and ERISA's rules on prohibited transactions.

8. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, Members will become 100% vested in their accounts.

9. ASSET TRANSFERS

During 2004, assets in the amount of $71 were transferred to the Plan from the C&K Components, Inc. Profit Sharing Plan and Trust.

10. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits according to the financial statements to the Plan's Form 5500:

                                                                                    As of
                                                                                 December 31
                                                                       -------------------------------
                                                                           2004               2003
                                                                       ------------       ------------
Net assets available for benefits per the financial statements         $  1,915,317       $  1,741,095
Amounts allocated to withdrawing Members                                       (117)              (272)
                                                                       ------------       ------------
Net assets available for benefits per the Form 5500                    $  1,915,200       $  1,740,823
                                                                       ============       ============

The following is a reconciliation of benefits paid (withdrawals) to Members according to the financial statements to the Form 5500:

                                                                              Year Ended
                                                                           December 31, 2004
                                                                           -----------------
Benefits paid to Members per the financial statements                        $    100,531
Add: Amounts allocated to withdrawing Members at December 31, 2004                    117
Less: Amounts allocated to withdrawing Members at December 31, 2003                  (272)
                                                                             ------------
Benefits paid to Members per the Form 5500                                   $    100,376
                                                                             ============

ITT INDUSTRIES INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES            EIN: 13-5158950
  SCHEDULE H, ITEM 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)                     PN: 100
                     AS OF DECEMBER 31, 2004

                                                      (c) DESCRIPTION OF INVESTMENT, INCLUDING MATURITY DATE,
            (b) IDENITY OF ISSUER, BORROWER,                     RATE OF INTEREST, COLLATERAL PAR OR                     (e) CURRENT
(a)             LESSOR OR SIMILAR PARTY                                     MATURITY VALUE                     (d) COST     VALUE
---  -----------------------------------------------  -------------------------------------------------------  --------  -----------
 *   State Street Bank + Trust Co Short Term                        Interest Bearing Cash                         **     37,806,984
     Investment Fund

     FNMA Pool 481585                                               US Government Agency                          **         83,439
                                                                    Maturity 2/1/29, Interest 6%

     FNMA Pool 491783                                               US Government Agency                          **         94,723
                                                                    Maturity 3/1/14, Interest 6%

     United States Treasury Bonds                                   US Government Security                        **      4,736,443
                                                                    Maturity 8/15/13, Interest 12%

     United States Treasury Notes                                   US Government Security                        **      5,696,089
                                                                    Maturity 3/31/05, Interest 1.625%

     United States Treasury Notes                                   US Government Security                        **      3,650,685
                                                                    Maturity 8/31/05, Interest 2%

     United States Treasury Notes                                   US Government Security                        **     11,909,331
                                                                    Maturity 7/15/09, Interest 3.625%

     Associates Corp North America                                  Corporate Debt Instrument                     **        310,288
                                                                    Maturity 1/15/05, Interest 6.1%

     Assured Guaranty Ltd                                           Common Stock                                  **      1,062,180

ITT INDUSTRIES INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES            EIN: 13-5158950
  SCHEDULE H, ITEM 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)                     PN: 100
                     AS OF DECEMBER 31, 2004

                                                      (c) DESCRIPTION OF INVESTMENT, INCLUDING MATURITY DATE,
            (b) IDENITY OF ISSUER, BORROWER,                     RATE OF INTEREST, COLLATERAL PAR OR                     (e) CURRENT
(a)             LESSOR OR SIMILAR PARTY                                     MATURITY VALUE                     (d) COST     VALUE
---  -----------------------------------------------  -------------------------------------------------------  --------  -----------
     Axis Capital Holdings Ltd                                              Common Stock                          **      1,056,096

     Cooper Industries Ltd                                                  Common Stock                          **        699,267

     Willis Group Holdings Ltd                                              Common Stock                          **        975,729

     XL Capital Ltd                                                         Common Stock                          **      2,632,335

     Flextronics International Ltd                                          Common Stock                          **        878,952

     ADC Telecommunications Inc                                             Common Stock                          **        182,776

     Agilent Technologies Inc                                               Common Stock                          **        759,150

     Alcoa Inc                                                              Common Stock                          **      1,410,758

     Altria Group Inc                                                       Common Stock                          **        916,500

     Aluminum Corp China Ltd                                                Common Stock                          **        807,990

     American Electric Power Inc                                            Common Stock                          **        985,558

     Amercan International Group Inc                                        Common Stock                          **        584,463

     Aquila Inc.                                                            Common Stock                          **        381,546

     Arrow Electronics Inc                                                  Common Stock                          **        486,000

     Avnet Inc                                                              Common Stock                          **        337,440

     Bp Plc                                                                 Common Stock                          **      2,049,840

       ITT INDUSTRIES INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES                       EIN: 13-5158950
         SCHEDULE H, ITEM 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)                                PN: 100
                            AS OF DECEMBER 31, 2004

                                                (c) DESCRIPTION OF INVESTMENT, INCLUDING
(a)       (b) IDENITY OF ISSUER, BORROWER,            MATURITY DATE, RATE OF INTEREST,              (e) CURRENT
              LESSOR OR SIMILAR PARTY                COLLATERAL PAR OR MATURITY VALUE     (d) COST      VALUE
----  ----------------------------------------  ----------------------------------------  --------  -----------
      Bank America Corp                                      Common Stock                    **       2,278,075

      Bank of New York Inc                                   Common Stock                    **       1,797,996

      Boeing Co                                              Common Stock                    **       1,030,223

      Borg Warner Inc                                        Common Stock                    **         758,380

      Burlington Northern Santa Fe Corportaion               Common Stock                    **         979,317

      Cigna Corp                                             Common Stock                    **       1,207,236

      CSX Corp.                                              Common Stock                    **       1,899,792

      Chevrontexaco Corp                                     Common Stock                    **       1,396,766

      Chubb Corp                                             Common Stock                    **       1,784,080

      Citigroup Inc                                          Common Stock                    **       3,175,062

      Comcast Corp New                                       Common Stock                    **         916,236

      Community Health Systems Inc                           Common Stock                    **         496,264

      Companhia Vale Do Rio Doce                             Common Stock                    **         818,082

      Conocophillips                                         Common Stock                    **       2,127,335

      Conseco Inc                                            Common Stock                    **         905,730

      Cooper Cameron Corp                                    Common Stock                    **       1,388,298

       ITT INDUSTRIES INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES                       EIN: 13-5158950
         SCHEDULE H, ITEM 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)                                PN: 100
                            AS OF DECEMBER 31, 2004

                                                (c) DESCRIPTION OF INVESTMENT, INCLUDING
(a)       (b) IDENITY OF ISSUER, BORROWER,            MATURITY DATE, RATE OF INTEREST,              (e) CURRENT
              LESSOR OR SIMILAR PARTY                COLLATERAL PAR OR MATURITY VALUE     (d) COST      VALUE
----  ----------------------------------------  ----------------------------------------  --------  -----------
      Cooper Tire and Rubber Company                         Common Stock                    **         140,075

      Directv Group Inc                                      Common Stock                    **         964,224

      Du Pont  EI  De Nemours and Company                    Common Stock                    **       1,667,700

      Eaton Vance Corp                                       Common Stock                    **       1,136,870

      Education Management Corp                              Common Stock                    **         613,986

      Entergy Corp.                                          Common Stock                    **         953,019

      Federal Home Loan Mortgage Corp.                       Common Stock                    **         611,710

      Federal National Mortgage Association                  Common Stock                    **       1,516,773

      Federated Department Stores Inc.                       Common Stock                    **         485,436

      Firstenergy Corp                                       Common Stock                    **         351,639

      General Electric Co                                    Common Stock                    **       2,927,300

      Glaxosmithkline Plc                                    Common Stock                    **       2,469,019

      Goldman Sachs Group Inc                                Common Stock                    **         655,452

      Graftech International Ltd                             Common Stock                    **         444,620

      Great Lakes Chemical Corp                              Common Stock                    **       1,339,030

      Harmony Gold Mng Ltd                                   Common Stock                    **         919,584

       ITT INDUSTRIES INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES                       EIN: 13-5158950
         SCHEDULE H, ITEM 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)                                PN: 100
                            AS OF DECEMBER 31, 2004

                                                (c) DESCRIPTION OF INVESTMENT, INCLUDING
(a)       (b) IDENITY OF ISSUER, BORROWER,            MATURITY DATE, RATE OF INTEREST,              (e) CURRENT
              LESSOR OR SIMILAR PARTY                COLLATERAL PAR OR MATURITY VALUE     (d) COST      VALUE
----  ----------------------------------------  ----------------------------------------  --------  -----------
      Hartford Financial Services Group                      Common Stock                    **         533,687

      Hewitt Associates Inc                                  Common Stock                    **       1,053,129

      Hewlett Packard Co                                     Common Stock                    **       2,382,192

      IDT Corp                                               Common Stock                    **         352,944

      IAC/Interactive Space Corp                             Common Stock                    **       1,063,370

      ITT Educational Services Inc.                          Common Stock                    **         946,245

  *   ITT Industries, Inc.                                   Common Stock                    **     628,382,232

      Ingram Micro Inc                                       Common Stock                    **         386,880

      International Paper Co                                 Common Stock                    **       1,608,432

      Interpublic Group Co. Inc                              Common Stock                    **       1,669,640

      Janus Capital Group Inc                                Common Stock                    **       1,151,485

      Jones Apparel Group Inc                                Common Stock                    **         629,004

      Kimberly Clark Corp                                    Common Stock                    **         427,765

      Kroger Co                                              Common Stock                    **       2,269,676

      Lear Corp                                              Common Stock                    **         713,817

      Lehman Brothers Holdings Inc.                          Common Stock                    **       1,417,176

       ITT INDUSTRIES INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES                       EIN: 13-5158950
         SCHEDULE H, ITEM 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)                                PN: 100
                            AS OF DECEMBER 31, 2004

                                                (c) DESCRIPTION OF INVESTMENT, INCLUDING
(a)       (b) IDENITY OF ISSUER, BORROWER,            MATURITY DATE, RATE OF INTEREST,              (e) CURRENT
              LESSOR OR SIMILAR PARTY                COLLATERAL PAR OR MATURITY VALUE     (d) COST      VALUE
----  ----------------------------------------  ----------------------------------------  --------  -----------
      Lilly Eli & Co.                                        Common Stock                    **         800,175

      Lockheed Martin Corp                                   Common Stock                    **         222,200

      Lyondell Chemical Co                                   Common Stock                    **         905,196

      Magna International Inc                                Common Stock                    **         817,245

      Manhattan Associates Inc                               Common Stock                    **         831,024

      Manpower Inc.                                          Common Stock                    **       1,096,410

      McDonalds Corp                                         Common Stock                    **       1,134,924

      Meadwestvaco Corp                                      Common Stock                    **       1,753,808

      Medco Health Solutions Inc                             Common Stock                    **       2,907,840

      Medimmune Inc                                          Common Stock                    **         656,062

      Mellon Financial Corp                                  Common Stock                    **         843,081

      Merck & Co Inc                                         Common Stock                    **         896,706

      Merrill Lynch & Co Inc                                 Common Stock                    **       1,673,560

      Metlife Inc                                            Common Stock                    **       1,215,300

      Microsoft Corp                                         Common Stock                    **       3,183,832

      Nalco Holding Co.                                      Common Stock                    **         888,160

       ITT INDUSTRIES INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES                       EIN: 13-5158950
         SCHEDULE H, ITEM 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)                                PN: 100
                            AS OF DECEMBER 31, 2004

                                                (c) DESCRIPTION OF INVESTMENT, INCLUDING
(a)       (b) IDENITY OF ISSUER, BORROWER,            MATURITY DATE, RATE OF INTEREST,              (e) CURRENT
              LESSOR OR SIMILAR PARTY                COLLATERAL PAR OR MATURITY VALUE     (d) COST      VALUE
----  ----------------------------------------  ----------------------------------------  --------  -----------
      National City Corp                                     Common Stock                    **       1,652,200

      National Financial Partners Corp                       Common Stock                    **         395,760

      National Oilwell Inc                                   Common Stock                    **         483,473

      Navistar International Corp Inc                        Common Stock                    **         664,098

      Nokia Corp                                             Common Stock                    **         817,974

      Norfolk Southern Corp                                  Common Stock                    **       1,798,643

      Nortel Networks Corp                                   Common Stock                    **         247,556

      Occidental Petroleum Corp                              Common Stock                    **       1,587,392

      Office Depot Inc                                       Common Stock                    **         763,840

      Olin Corp                                              Common Stock                    **         935,850

      Parker Hannifin Corp                                   Common Stock                    **         575,624

      Pepsico Inc                                            Common Stock                    **       1,143,180

      Pfizer Inc                                             Common Stock                    **         949,217

      Polo Ralph Lauren Corp                                 Common Stock                    **         664,560

      Principal Financial Group                              Common Stock                    **       1,408,336

      Procter And Gamble Co                                  Common Stock                    **         682,992

ITT INDUSTRIES INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES                                              EIN: 13-5158950
  SCHEDULE H, ITEM 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)                                                       PN: 100
                    AS OF DECEMBER 31, 2004

                                              (c) DESCRIPTION OF INVESTMENT, INCLUDING MATURITY DATE,
         (b) IDENITY OF ISSUER, BORROWER,               RATE OF INTEREST, COLLATERAL PAR OR                        (e) CURRENT
 (a)           LESSOR OR SIMILAR PARTY                              MATURITY VALUE                      (d) COST      VALUE
-----   -----------------------------------   -------------------------------------------------------   --------   -----------
        Radio One Inc                         Common Stock                                                 **         765,700

        Rowan Cos Inc                         Common Stock                                                 **       1,095,570

        SBC Communications Inc                Common Stock                                                 **       1,151,919

        Safeway Inc                           Common Stock                                                 **         442,176

        The St Paul Travelers Companies Inc   Common Stock                                                 **         382,340

        Sanmina Sci Corp                      Common Stock                                                 **         308,308

        Schlumberger Ltd                      Common Stock                                                 **       1,385,865

        Schwab Charles Corp                   Common Stock                                                 **         599,196

        Sempra Energy                         Common Stock                                                 **         143,052

        Smurfit Stone Container Corp          Common Stock                                                 **         634,410

        Solectron Corp                        Common Stock                                                 **         595,894

        Sprint Corp                           Common Stock                                                 **         934,360

        Suntrust Banks Inc                    Common Stock                                                 **       1,012,156

        Symbol Technologies Inc               Common Stock                                                 **       1,164,290

        Target Corp                           Common Stock                                                 **       1,100,916

        Tech Data Corp                        Common Stock                                                 **         812,660

ITT INDUSTRIES INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES                                              EIN: 13-5158950
  SCHEDULE H, ITEM 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)                                                       PN: 100
                    AS OF DECEMBER 31, 2004

                                              (c) DESCRIPTION OF INVESTMENT, INCLUDING MATURITY DATE,
         (b) IDENITY OF ISSUER, BORROWER,               RATE OF INTEREST, COLLATERAL PAR OR                        (e) CURRENT
 (a)           LESSOR OR SIMILAR PARTY                              MATURITY VALUE                      (d) COST      VALUE
-----   -----------------------------------   -------------------------------------------------------   --------   -----------
        Tellabs Inc                                       Common Stock                                      **         655,417

        Tenet Healthcare Corp                             Common Stock                                      **       1,004,670

        Textron Inc                                       Common Stock                                      **       1,675,260

        Time Warner Inc                                   Common Stock                                      **       1,487,160

        Todco                                             Common Stock                                      **         370,242

        Torchmark  Inc                                    Common Stock                                      **         834,244

        Toys  R  Us  Inc                                  Common Stock                                      **         863,834

        Unilever  N V                                     Common Stock                                      **         660,429

        Unumprovident  Corp                               Common Stock                                      **       1,663,038

        Viacom Inc                                        Common Stock                                      **         883,149

        Wachovia Corp                                     Common Stock                                      **       1,535,920

        Watson Pharmaceuticals Inc                        Common Stock                                      **         518,398

        Westwood One Inc                                  Common Stock                                      **       1,236,087

        Wisconsin Energy Corp                             Common Stock                                      **         347,213

   *    Participants Loans                                Participant Loans                                 **      23,358,996
                                                          The Loan interest rate ranges varied from 4% - 11%

        JP Morgan Chase Public Bonds Fund                 Common/Collective Trust                           **      26,346,065

        JP Morgan Chase Mortgage Private Placement Fund   Common/Collective Trust                           **      10,288,087

        Morgan Guaranty Trust Co Of NY Liquidity Fund     Common/Collective Trust                           **         932,354


        JP Morgan  Special Sit Property Fund              Common/Collective Trust                           **         205,098

ITT INDUSTRIES INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES                                              EIN: 13-5158950
  SCHEDULE H, ITEM 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)                                                       PN: 100
                    AS OF DECEMBER 31, 2004

                                              (c) DESCRIPTION OF INVESTMENT, INCLUDING MATURITY DATE,
         (b) IDENITY OF ISSUER, BORROWER,               RATE OF INTEREST, COLLATERAL PAR OR                        (e) CURRENT
 (a)           LESSOR OR SIMILAR PARTY                              MATURITY VALUE                      (d) COST      VALUE
-----   -----------------------------------   -------------------------------------------------------   --------   -----------
        JP Morgan International Bond Fund     Common/Collective Trust                                      **          375,785

        JP Morgan Corporate High Yield        Common/Collective Trust                                      **          489,599
        Opportunity Fund

        JP Morgan Chase Macs Equity           Common/Collective Trust                                      **        1,244,488

        ITT Emerging Markets Fund-JP Morgan   Common/Collective Trust                                      **          490,641
        Aggressive Fund

        JP Morgan Chase + Co                  Common/Collective Trust                                      **        2,556,247

        JP Morgan Chase US Act Fixed Core     Common/Collective Trust                                      **        9,234,764

        JP Morgan Chase US Real Estate Sec    Common/Collective Trust                                      **          717,622

        JP Morgan Chase Disc Eq Fund          Common/Collective Trust                                      **        2,840,193

        JP Morgan Chase Strat Small Comp Eq   Common/Collective Trust                                      **        2,768,109

        JP Morgan Emerging Markets Eq Foc     Common/Collective Trust                                      **          169,145
        Fund

        JP Morgan Index                       Common/Collective Trust                                      **      196,028,239

        JP Morgan Chase Strategic Property    Common/Collective Trust                                      **          268,258
        Fund

        JP Morgan Chase Eafe Equal            Common/Collective Trust                                      **        1,865,689
        Opportunity Fund

        JP Morgan Chase US Aalyst Fund        Common/Collective Trust                                      **        4,918,296

        JP Morgan Chase Emerging Markets      Common/Collective Trust                                      **          495,361
        Fixed Income

ITT INDUSTRIES INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES                                                EIN: 13-5158950
  SCHEDULE H, ITEM 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)                                                         PN: 100
                    AS OF DECEMBER 31, 2004

                                              (c) DESCRIPTION OF INVESTMENT, INCLUDING MATURITY DATE,
         (b) IDENITY OF ISSUER, BORROWER,               RATE OF INTEREST, COLLATERAL PAR OR                         (e) CURRENT
 (a)           LESSOR OR SIMILAR PARTY                              MATURITY VALUE                      (d) COST       VALUE
-----   -----------------------------------   -------------------------------------------------------   --------   -------------
        JP Morgan Chase Eafe Plus Fund        Common/Collective Trust                                      **          2,090,916

        American Century Quantitative Small   Registered Investment Company                                **         65,657,388
        Capital Quanitative Fund

        American Century Mutual Funds Inc -   Registered Investment Company                                **         67,950,513
        Twentieth Century Ultra Fund

        New Perspective Fund Inc              Registered Investment Company                                **         71,785,215

        Bank Of America                       Insurance Company General Account                            **        178,682,010
                                              Maturity 6/30/06, Interest 3.910%

        Business Mens Assurance Co            Insurance Company General Account                            **         11,216,147
                                              Maturity 3/30/06, Interest 4.8%

        Caisse Des Depots Et Consignations    Insurance Company General Account                            **        192,774,873
                                              Maturity 4/1/08, Interest 1%

        JP Morgan Chase Bank                  Insurance Company General Account                            **         25,276,686
                                              Maturity 12/31/05, Interest 3.180%

        Monumental                            Insurance Company General Account                            **        187,027,311
                                              Maturity 4/1/15, Interest 5.133%
                                                                                                                   -------------

                                              TOTAL                                                        **      1,914,551,731
                                                                                                                   =============

*     Party-in-interest to the Plan

** Cost information is not required for participant directed investments and, therefore, is not included.